SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                          Grow Biz International, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                     908315

              ----------------------------------------------------
                                 (CUSIP Number)

                                 John L. Morgan
                          Grow Biz International, Inc.
                               4200 Dahlberg Drive
                          Minneapolis, Minnesota 55422
                                 (763) 520-8500
--------------------------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                                 October 12, 2000


              ----------------------------------------------------

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 8 Pages

                                  SCHEDULE 13D

CUSIP No.   908315                                                              Page  2  of  8  Pages

------------- ----------------------------------------------------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              John L. Morgan
------------- ----------------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                     (a) [X]
                                                                                                                      (b) [ ]

------------- ----------------------------------------------------------------------------------------------------------------
3             SEC USE ONLY

------------- ----------------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS (SEE INSTRUCTIONS)
              PF
------------- ----------------------------------------------------------------------------------------------------------------
5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

------------- ----------------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION Mr. Morgan is a citizen of the United States
------------------------- --------- ------------------------------------------------------------------------------------------
       NUMBER OF          7         SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH                      433,764
                          --------- ------------------------------------------------------------------------------------------
                          8         SHARED VOTING POWER
                                    424,300 (includes 200,000 shares purchasable upon exercise of warrants)
                          --------- ------------------------------------------------------------------------------------------
                          9         SOLE DISPOSITIVE POWER
                                    433,764
                          --------- ------------------------------------------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                    424,300 (includes 200,000 shares purchasable upon exercise of warrants)
------------- ----------------------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              858,064 (includes 200,000 shares purchasable upon exercise of warrants)
------------- ----------------------------------------------------------------------------------------------------------------
12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                      [ X ]

------------- ----------------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              15.4%
------------- ----------------------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              IN
------------- ----------------------------------------------------------------------------------------------------------------


SCHEDULE 13D

-----------------------------------------------                                 ----------------------------------------------
CUSIP No.   908315                                                              Page  3  of  8  Pages
-----------------------------------------------                                 ----------------------------------------------

------------- ----------------------------------------------------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Rush River Group LLC, a Minnesota limited liability company;
              FEIN:  41-1920090
------------- ----------------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                     (a) [X]
                                                                                                                      (b) [ ]

------------- ----------------------------------------------------------------------------------------------------------------
3             SEC USE ONLY

------------- ----------------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS (SEE INSTRUCTIONS)
              WC
------------- ----------------------------------------------------------------------------------------------------------------
5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

------------- ----------------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Rush River Group LLC is a Minnesota limited liability company
------------------------- --------- ------------------------------------------------------------------------------------------
       NUMBER OF          7         SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                                    420,000 (includes 200,000 shares purchasable upon exercise of warrants)
                          --------- ------------------------------------------------------------------------------------------
                          8         SHARED VOTING POWER
                                    0
                          --------- ------------------------------------------------------------------------------------------
                          9         SOLE DISPOSITIVE POWER
                                    420,000 (includes 200,000 shares purchasable upon exercise of warrants)
                          --------- ------------------------------------------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                    0
------------- ----------------------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              420,000 (includes 200,000 shares purchasable upon exercise of warrants)
------------- ----------------------------------------------------------------------------------------------------------------
12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                      [ X ]

------------- ----------------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.5%
------------- ----------------------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              OO
------------- ----------------------------------------------------------------------------------------------------------------


SCHEDULE 13D

-----------------------------------------------                                 ----------------------------------------------
CUSIP No.   908315                                                              Page  4  of  8  Pages
-----------------------------------------------                                 ----------------------------------------------

------------- ----------------------------------------------------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Kirk A. MacKenzie
------------- ----------------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                     (a) [X]
                                                                                                                      (b) [ ]

------------- ----------------------------------------------------------------------------------------------------------------
3             SEC USE ONLY

------------- ----------------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS (SEE INSTRUCTIONS)
              PF
------------- ----------------------------------------------------------------------------------------------------------------
5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

------------- ----------------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION Mr. MacKenzie is a citizen of the United States
------------------------- --------- ------------------------------------------------------------------------------------------
       NUMBER OF          7         SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                                    70,000
                          --------- ------------------------------------------------------------------------------------------
                          8         SHARED VOTING POWER
                                    420,000 (includes 200,000 shares purchasable upon exercise of warrants)
                          --------- ------------------------------------------------------------------------------------------
                          9         SOLE DISPOSITIVE POWER
                                    70,000
                          --------- ------------------------------------------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                    420,000 (includes 200,000 shares purchasable upon exercise of warrants)
------------- ----------------------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              490,000 (includes 200,000 shares purchasable upon exercise of warrants)
------------- ----------------------------------------------------------------------------------------------------------------
12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                      [ X ]

------------- ----------------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              8.8%
------------- ----------------------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              IN
------------- ----------------------------------------------------------------------------------------------------------------



SCHEDULE 13D

-----------------------------------------------                                 ----------------------------------------------
CUSIP No.   908315                                                              Page  5  of  8  Pages
-----------------------------------------------                                 ----------------------------------------------

------------- ----------------------------------------------------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Jack A. Norqual
------------- ----------------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                     (a) [X]
                                                                                                                      (b) [ ]

------------- ----------------------------------------------------------------------------------------------------------------
3             SEC USE ONLY

------------- ----------------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS (SEE INSTRUCTIONS)
              PF
------------- ----------------------------------------------------------------------------------------------------------------
5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]

------------- ----------------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION Mr. Norqual is a citizen of the United States
------------------------- --------- ------------------------------------------------------------------------------------------
       NUMBER OF          7         SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                                    70,000
                          --------- ------------------------------------------------------------------------------------------
                          8         SHARED VOTING POWER
                                    420,000 (includes 200,000 shares purchasable upon exercise of warrants)
                          --------- ------------------------------------------------------------------------------------------
                          9         SOLE DISPOSITIVE POWER
                                    70,000
                          --------- ------------------------------------------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                    420,000 (includes 200,000 shares purchasable upon exercise of warrants)
------------- ----------------------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              490,000 (includes 200,000 shares purchasable upon exercise of warrants)
------------- ----------------------------------------------------------------------------------------------------------------
12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                      [ X ]

------------- ----------------------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              8.8%
------------- ----------------------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              IN
------------- ----------------------------------------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This Schedule 13D (the "Statement") relates to the Common Stock, no par value per share (the "Common Stock"), of Grow Biz International, Inc., a Minnesota corporation (the "Company"). The principal executive office of the Company is located at 4200 Dahlberg Drive, Minneapolis, MN 55422-4837.

Item 2.  Identity and Background.

         No change.

Item 3.  Source and Amount of Funds or Other Consideration.

         On August 1, 2000, the Company issued to Rush River Group LLC ("Rush River") a warrant to purchase 200,000 shares of Common Stock of the Company at an exercise price of $2.00 per share. The warrant was acquired for investment purposes in a privately negotiated transaction. The Warrant became exercisable in October 2000.

         From August 1, 2000 through November 11, 2000, John L. Morgan acquired 11,464 shares in the open market using personal funds in the total amount of approximately $47,602.25.

Item 4.  Purpose of Transaction.

         The Company issued a warrant to purchase 200,000 shares of Common Stock to Rush River in consideration of Rush River providing a credit facility to the Company. John L. Morgan and Rush River acquired the shares and warrant to purchase shares of Common Stock that are the subject of this Schedule 13D/A for investment purposes. The Reporting Persons may, individually or collectively, increase their investments in the Company through the acquisition of additional shares of Common Stock in the open market or otherwise, subject to availability at prices deemed favorable by them. Alternatively, they may decide to sell any or all of the shares of Common Stock beneficially owned by them in the open market or otherwise. The foregoing represents the range of activities presently contemplated by the Reporting Persons. Their plans, proposals and activities are subject to change at any time depending on, among other things, the actions of the Company's Board of Directors, the Company's performance and conditions in the public securities markets.

         Except as set forth above, none of the Reporting Persons has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) Set forth below are the shares of Common Stock of the Company beneficially owned by each of the Reporting Persons and the percentage of the total outstanding shares as of the date of this filing. The foregoing percentage is based upon 5,386,433 shares of Common Stock outstanding on November 6, 2000, as set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended September 23, 2000.

                                                          Percentage of Total
Reporting Person                 No. Shares Owned         Shares Outstanding

John L. Morgan                         858,064*,**              15.4%
Rush River Group LLC                   420,000***                7.5%
Kirk A. MacKenzie                      490,000*                  8.8%
Jack A. Norqual                        490,000*                  8.8%
----------------
* Includes beneficial ownership of shares and warrant held by Rush River Group LLC.
** Includes 4,300 shares held by Sheila Morgan, his wife, for which he disclaims beneficial ownership.
***      Includes warrant to purchase 200,000 shares of Common Stock.

         (b) With the exception of 4,300 shares held by Sheila Morgan, his wife, Mr. Morgan has the sole power to vote and dispose of the shares of Common Stock which he beneficially owns. Mr. Morgan also has shared voting and dispositive power, together with Messrs. MacKenzie and Norqual, over the shares of the Company beneficially owned by Rush River, due to their respective positions as members of the LLC. Rush River holds 220,000 shares of record and a warrant to purchase 200,000 shares of the Company and shares voting and dispositive power to vote or dispose of such shares with each of the other Reporting Persons. Each of Messrs. Morgan, MacKenzie and Norqual disclaim any beneficial ownership of the shares held by the other persons, either individually or in their respective capacities as members of Rush River. Mr. Morgan disclaims beneficial ownership with respect to the 4,300 shares held by Sheila Morgan, his wife.

         (c) Transactions in the Common Stock effected by Rush River since the most recent filing on Schedule 13D are as set forth in Item 3 above. John L. Morgan made the following open market purchases since the most recent filing on
Schedule 13D:
                                               Purchase Price
         Trade Date        No. of Shares          Per Share

         8/1/00                  500               $4.00
         8/1/00                  500               $4.125
         8/9/00                2,200               $4.25
         8/21/00               1,000               $4.00
         8/22/00               2,000               $4.00
         8/23/00                 600               $4.00
         8/24/00                 139               $4.00
         10/27/00                200               $4.25
         11/3/00               4,000               $4.25
         11/6/00                 325               $4.25

Other than as described above, the Reporting Persons have not effected any transactions in the securities of the Company since the most recent filing on
Schedule 13D.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         No change.

Item 7.  Material to be Filed as Exhibits.

         None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:            November 7, 2000.

                                             /s/ John L. Morgan
                                             John L. Morgan, individually



                                             Rush River Group LLC


                                             By:  /s/ John L. Morgan
                                                  John L. Morgan
                                                  Its:  Member



                                             /s/ Kirk A. MacKenzie
                                              Kirk A. MacKenzie, individually



                                             /s/ Jack A. Norqual
                                              Jack A. Norqual, individually